UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)

PROLIANCE INTERNATIONAL INC.

(Name of Issuer)

COMMON STOCK

(Title of class of securities)

74340R104

(CUSIP Number)

CARL WILLIAM DINGER III
PO BOX 150
GREEN VILLAGE, NJ 07935
(973-408-9377)

(Name, address and telephone number of person authorized to
receive notices and communications)

January 27, 2006

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:
/        /.

Note: Schedules filed in paper format shall include a signed original and five copies of Schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74340R104

1.	NAMES OF THE REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

Carl W. Dinger III*	###-##-####
Carl W. Dinger Jr.	###-##-####
Jeff E. Dinger	###-##-####
Charlotte Dinger Trust	22-6746067
Carousel World LP	22-3699584
Ashley E. Dinger Trust	22-6710058
Caleigh N. Dinger Trust	22-6710059
Shelby C. Dinger Trust	22-6739944

(*individually and as trustee for three separate irrevocable trusts for the benefit of Carl W. Dinger III’s children)

2.	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP

(a)   /  X  /

(b)    /      /

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF, OO of each reporting person of the group

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

/      /

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Carl W. Dinger III - USA
Jeff E. Dinger - USA
Carl Dinger Jr. - USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7. SOLE VOTING POWER

0

8. SHARED VOTING POWER

830,800

9	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

830,800

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

Carl W. Dinger III -	366,400 shares
Carl W. Dinger Jr.	47,900
Jeff E. Dinger	10,000
Ashley Dinger	13,000
Ashley E. Dinger Trust -	74,000
Caleigh N. Dinger Trust -	77,000
Shelby C. Dinger Trust-	80,500
Charlotte Dinger Trust	75,000
Carousel World LP	87,000

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

/     /

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.45%

14.	TYPE OF REPORTING PERSON

IN

SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D

The following constitutes the Schedule 13D filed by the undersigned

ITEM 1.  SECURITY AND ISSUER

This statement relates to the Common Stock, $.01 par value per share (“the shares”), of Proliance International, Inc. (the “Issuer”). The principal offices of the Issuer are at 100 Gando Drive, New Haven, CT 06513.

ITEM 2.  IDENTITY AND BACKGROUND

a.)
This statement is being filed jointly by Carl W. Dinger III, Jeff Dinger and Carl Dinger Jr. individually and Carl Dinger and Jeff Dinger as trustees for the four trusts. Carl Dinger III is the parent of Ashley Dinger. Jeff Dinger is the GP of the Carousel World LP and Jeff and Carl Dinger are co-trustees of the Charlotte Dinger Trust.

b.)	The principal address of each person or entity in the group is as follows:

Carl W. Dinger III (individually and as trustee)
PO Box 150
Green Village, NJ 07935

c.)	Present Principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

Carl W. Dinger III - Consultant/Officer of Carousel World LP
Jeff E. Dinger - GP of Carousel World LP
Carl Dinger Jr. - Retired

d.)	No reporting person in the group has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.)
None of the reporting persons in this group has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f.)	Mr. Carl W. Dinger III, Jeffrey E. Dinger, Carl Dinger Jr. and Ashley E. Dinger are citizens of the United States.

ITEM 3.  SOURCE OF FUNDS

The source of funds of each of the filer are personal funds in several accounts, and borrowings from investment brokerage accounts supported by several equity holdings. The four irrevocable trusts and the partnership have no such borrowings.

ITEM 4.  PURPOSE OF THE TRANSACTION

The reporting group has purchased the shares for investment purposes and may buy or sell shares at anytime. The group believes that the recent merger of Transpro and Modine’s aftermarket business will result in significant cost savings and that such savings combined with a more conservative capital structure will drive a higher stock valuation. The Dinger group believes management has successfully implemented much of the cost savings that will drive future profit growth despite higher commodity input costs. The group reserves the right to take extraordinary action should execution become an issue in the future.

ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER

a.)
As reported in the Issuer’s 10Q for the quarter ending September 30, 2005 the issuer had 15,255,818 common shares outstanding. The filing group owns 830,800 common shares representing 5.45% of the Issuer’s shares outstanding. Each member of the group owns shares as follows:

Carl W. Dinger III	366,400 shares
Carl W. Dinger Jr.	47,900
Jeff E. Dinger	10,000
Ashley Dinger	13,000
Ashley E. Dinger Trust*	74,000
Caleigh N. Dinger Trust*	77,000
Shelby C. Dinger Trust*	80,500
Charlotte Dinger Trust*	75,000
Carousel World LP	87,000

*Trusts in which Carl W. Dinger III and Jeff Dinger act as trustees.

b.)
Carl W. Dinger III retains voting control over his holdings. Carl W. Dinger III and Jeff Dinger vote the shares for the trusts as trustees. Jeff Dinger votes the shares of Carousel World LP as general partner.

c.)	Transactions over the past sixty days are as follows, (all purchases):

For Carl W. Dinger III accounts:

Date	Action	Shares	Average Price

12/6/2005	Buy	2000	$5.52
12/8/2005	Buy	1000	$5.45
12/12/2005	Buy	1200	$5.33
12/13/2005	Buy	3800	$5.34
12/14/2005	Buy	2000	$5.33
12/16/2005	Buy	1000	$5.32
12/27/2006	Buy	6000	$5.26
12/29/2005	Buy	1000	$5.27
12/30/2005	Buy	2500	$5.27
1/3/2006	Buy	1000	$5.32
1/4/2006	Buy	10000	$5.27
1/5/2006	Buy	8000	$5.28
1/6/2006	Buy	11500	$5.37
1/9/2006	Buy	19000	$5.42
1/10/2006	Buy	9500	$5.36
1/11/2006	Buy	2500	$5.27
1/12/2006	Buy	5500	$5.33
1/13/2006	Buy	3500	$5.28
1/17/2006	Buy	1000	$5.21
1/18/2006	Buy	5000	$5.20
1/19/2006	Buy	4000	$5.19
1/20/2006	Buy	1500	$5.22
1/23/2006	Buy	7500	$5.15
1/24/2006	Buy	12000	$5.12
1/25/2006	Buy	11000	$5.12
1/26/2006	Buy	3500	$5.06
1/27/2006	Buy	7000	$5.07
1/30/2006	Buy	30000	$5.00
1/31/2006	Buy	26000	$5.08
2/1/2006	Buy	6000	$5.14

d.)	No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of common stock.

e.)	Not applicable

ITEM 6.  CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than described herein, there are no contracts, arrangements or understandings among the Reporting
Persons, or between the Reporting Persons and any other Person, with respect to the securities of the Issuer.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

There are no materials to be filed as exhibits.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

February 3, 2006
Date

<Carl W. Dinger III>
Carl W. Dinger III, Individually and as Trustee

<Jeffrey E. Dinger>
Jeffrey E. Dinger, Individually, as Trustee and as General Partner

<Carl W. Dinger Jr.>
Carl W. Dinger Jr., Individually